Exhibit 99.1

Ontario

Ministry of Public and Business Service Delivery
Ministère des Services au public et aux entreprises

# Certificate of Amendment

# Certificat de modification

Business Corporations Act

Loi sur les sociétés par actions

CELESTICA INC.

Corporation Name / Dénomination sociale

1201522

Ontario Corporation Number / Numéro de société de l'Ontario

This is to certify that these articles are effective on

La présente vise à attester que ces statuts entreront en vigueur le

**April 25, 2024 / 25 avril 2024**

V. Quintanilla W.

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Amendment is not complete without the Articles of Amendment

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar

Ce certificat de modification n'est pas complet s'il ne contient pas les statuts de modification

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

V. Quintanilla W.

Directeur ou registrateur

Ministry of Public and Business Service Delivery Articles of Amendment Business Corporations Act Corporation Name (Date of Incorporation/Amalgamation) CELESTICA INC. (September 27, 1996) 1. The name of the corporation is changed to: Not amended 2. The number of directors or the minimum/maximum number of directors are amended as follows: Not amended 3. The articles are amended as follows: A. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None": Not amended B. The classes and any maximum number of shares that the corporation is authorized to issue: 1. The authorized capital of the Corporation is hereby amended as follows: (a) by deleting all the authorized Multiple Voting Shares and the rights, privileges, restrictions and conditions attaching thereto upon these Articles of Amendment becoming effective; and (b) by re-designating all presently existing Subordinate Voting Shares in the capital of the Corporation (both issued and unissued) as “Common Shares” (the “Common Shares”) and by replacing all of the rights, privileges, restrictions and conditions presently attached thereto with those rights, privileges, restrictions and conditions hereinafter set out. 2. The authorized capital of the Corporation, after giving effect to the foregoing, shall consist of an unlimited number of BCA - Articles of Amendment - CELESTICA INC. - OCN:1201522 - April 25, 2024 The endorsed Articles of Amendment are not complete without the Certificate of Amendment. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 1 of 3

Common Shares and an unlimited number of Preferred Shares, issuable in series. C. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable": The rights, privileges, restrictions and conditions attaching to the Common Shares and Preferred Shares shall be as follows: Common Shares a) Dividends. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares shall be entitled to receive dividends, and the Corporation shall pay dividends on the Common Shares, as and when declared by the board of directors of the Corporation (the "Board"), in such amount and in such form as the Board may from time to time determine. b) Voting Rights. The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, and to vote together at all such meetings, except meetings at which only the holders of one class or series of shares are entitled to vote separately as a class or series, as the case may be. The holders of Common Shares shall be entitled to one vote per share at any meeting of holders of Common Shares at which they are entitled to vote separately as a class. c) Modification, Sub-division and Consolidation. Any modification to the provisions attaching to the Common Shares shall require the separate affirmative vote of two-thirds of the votes cast by the holders of Common Shares. d) Rights on Dissolution. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of Preferred Shares, the holders of the Common Shares then outstanding shall be entitled to receive the remaining property and assets of the Corporation rateably according to the number of Common Shares held by each holder. Preferred Shares a) Issuable in Series. The Board may issue the Preferred Shares at any time or from time to time in one or more series. b) Board to Fix Terms of Each Series. Before the issuance of shares of any such series, the Board shall (i) fix the number of shares in such series, (ii) determine, subject to the provisions attaching to the Preferred Shares as a class, the designation of, and the rights, privileges, restrictions and conditions attaching to, the Preferred Shares of such series (including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the price and terms and conditions of any purchase for cancellation, retraction or redemption rights, voting rights (subject to these articles), any conversion or exchange rights and any sinking fund, or other provisions) and (iii) send to the Director under the Business Corporations Act (Ontario), as the same may be amended, re-enacted or replaced from time to time (the "Act"), articles of amendment in the prescribed form setting out such number, designation, rights, privileges, restrictions and conditions. c) Ranking. The Preferred Shares of each series shall rank as to dividends (to the extent, if any, that cumulative dividends are provided for in the provisions attaching thereto as a series) and capital on a parity with the Preferred Shares of every other series. The Preferred Shares of each series shall rank as to dividends and capital senior to the Common Shares. d) Rights on Dissolution. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares of each series shall be entitled to receive from the assets of the Corporation in respect of each such share held a sum equal to the amount in the stated capital account for such series divided by the number of shares in such series then outstanding, together with any accrued (in the case of cumulative dividends) or declared (in the case of non-cumulative dividends) and unpaid dividends thereon, before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of Common Shares. Upon the receipt of such sum by the holders of the Preferred Shares of each series, such holders shall not be entitled to share in the distribution of the remaining assets of the Corporation and their BCA - Articles of Amendment - CELESTICA INC. - OCN:1201522 - April 25, 2024 The endorsed Articles of Amendment are not complete without the Certificate of Amendment. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 2 of 3

Preferred Shares shall be cancelled. D. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None": The existing Restrictions on Share Transfers in the Corporation's articles shall be deleted in their entirety and replaced with the following: The Corporation shall not create any class or series of shares, or issue any shares of any class or series (other than Common Shares) having the right to vote generally on all matters that may be submitted to a vote of shareholders (except matters for which applicable law requires the approval of holders of another class or series of shares voting separately as a class or series) without the affirmative vote of two-thirds of the votes cast by the holders of Common Shares. E. Other provisions: Not amended 4. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act. 5. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on: April 25, 2024 The articles have been properly executed by the required person(s). BCA - Articles of Amendment - CELESTICA INC. - OCN:1201522 - April 25, 2024 The endorsed Articles of Amendment are not complete without the Certificate of Amendment. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 3 of 3